UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Check One)

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005

or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _________________  to  __________________

Commission file number 1-8504

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

UniFirst Corporation Profit Sharing Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

UniFirst Corporation

68 Jonspin Road

Wilmington, MA 01887

REQUIRED INFORMATION

The following financial statements shall be furnished for the plan:

1.	Report of Independent Registered Public Accounting Firm

2.	Statement of Net Assets Available for Benefits as of December 31, 2005 and 2004

3.	Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2005

4.	Notes to Financial Statements, December 31, 2005 and 2004

5.	Schedule of Assets Held for Investment as of December 31, 2005

Exhibits:

1.	Exhibit 23, Consent of Independent Registered Public Accounting Firm

In accordance with the instructions to this Form 11-K, "plans subject to the Employee Retirement Income Security Act of 1974 ("ERISA") may file plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA." As the Plan is subject to the filing requirements of ERISA, the aforementioned financial statements and schedules of the Plan have been prepared in accordance with such requirements. Certain schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustees of the UniFirst Corporation Profit Sharing Plan have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

UNIFIRST CORPORATION PROFIT SHARING PLAN

Date: June 28, 2006	By:	/s/ RONALD D. CROATTI
Ronald D. Croatti, Trustee

	By:	/s/ JOHN B. BARTLETT
John B. Bartlett, Trustee

UNIFIRST CORPORATION PROFIT SHARING PLAN

TABLE OF CONTENTS

Page
Report of Independent Registered Public Accounting Firm	1
Statement of Net Assets Available for Benefits as of December 31, 2005 and 2004	2
Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2005	3
Notes to Financial Statements, December 31, 2005 and 2004	4 – 9
Schedule of Assets Held for Investment as of December 31, 2005	10

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Administrator of the

UniFirst Corporation Profit Sharing Plan

We have audited the accompanying statements of net assets available for benefits of UniFirst Corporation Profit Sharing Plan (the Plan) as of December 31, 2005 and 2004, and the related statement of changes in net assets available for benefits for the year ended December 31, 2005. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2005 and 2004, and the changes in its net assets available for benefits for the year ended December 31, 2005, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment is presented for the purpose of additional analysis and is not a required part of the basic financials statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Sullivan Bille, P.C.

June 8, 2006

UNIFIRST CORPORATION PROFIT SHARING PLAN
STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2005 AND 2004
	2005	2004
ASSETS:
Investments:
Common stock, common/collective trusts and mutual funds	$132,556,861	$121,290,439
Participant loans	6,482,240	6,206,097
Cash fund	46,462	153,452
Total investments	139,085,563	127,649,988
Receivables:
Employer contribution	3,767,216	3,700,027
Other	35,380	22,619
Total receivables	3,802,596	3,722,646
Total assets	142,888,159	131,372,634
LIABILITIES:
Accounts payable	61,670	155,997
Accrued expenses	2,120	2,280
Total liabilities	63,790	158,277
NET ASSETS AVAILABLE FOR BENEFITS	$142,824,369	$131,214,357

See notes to financial statements.

UNIFIRST CORPORATION PROFIT SHARING PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2005
ADDITIONS TO NET ASSETS ATTRIBUTED TO:
Investment activities:
Net appreciation in fair value of investments	$532,820
Dividends	7,677,830
Interest	377,977
Other	11,580
Net investment activities	8,600,207
Contributions:
Participants	7,166,002
Employer match	3,853,671
Employer discretionary	3,767,216
Total contributions	14,786,889
Total additions	23,387,096
DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
Benefits paid to participants	11,729,684
Administrative expenses	47,400
Total deductions	11,777,084
NET INCREASE	11,610,012
NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	131,214,357
End of year	$142,824,369

See notes to financial statements.

UNIFIRST CORPORATION PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2005 AND 2004

____________________________

1. DESCRIPTION OF PLAN

The following description of the UniFirst Corporation Profit Sharing Plan (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan established by UniFirst Corporation (the “Company”) for the benefit of its eligible employees employed by UniFirst Corporation, UniFirst Holdings, L.P., UniTech Services Group, Inc. and UniFirst First-Aid Corporation. Under a trust agreement, Merrill Lynch serves as the Institutional Directed Trustee of the Plan and two employees appointed by the Board of Directors of the Company serve as Administrative Trustees. The Company is the plan administrator. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). The Plan reflects certain provisions of the Economic Growth and Tax Relief Reconciliation Act of 2001 (“EGTRRA”) and GUST.

Under the terms of the Plan, the participants select how the funds in their account are invested from the following offerings:

Common stock:
UniFirst Corporation
Common/collective trusts:
Merrill Lynch Retirement Preservation Trust
Merrill Lynch Equity Index Trust I
Mutual funds:
Merrill Lynch Basic Value Fund
Merrill Lynch Global Allocation Fund
Merrill Lynch U.S. Government Fund
Merrill Lynch Value Opportunities Fund
Hotchkis & Wiley Small Cap Value Fund
MFS Massachusetts Investors Growth Fund
PIMCO Total Return Fund
Templeton Foreign Fund
American EuroPacific Growth Fund
BlackRock Small/Mid-cap Growth Fund
Davis New York Venture Fund

1. DESCRIPTION OF PLAN (Continued)

The Plan also offers three GoalManager Model Portfolios. GoalManager Model Portfolios combine select investment options from the available investment options in the Plan. Each Portfolio has its own objective and investment mix that takes into account individual retirement goals and risks. The following is the breakdown of the funds that make up the respective GoalManager Model Portfolios:

Conservative Model
Merrill Lynch Retirement Preservation Trust	30%
Merrill Lynch U.S. Government Fund	25%
PIMCO Total Return Fund	25%
Merrill Lynch Basic Value Fund	6%
MFS Massachusetts Investors Growth Fund	4%
Hotchkis & Wiley Small Cap Value Fund	5%
Templeton Foreign Fund	3%
American EuroPacific Growth Fund	2%
100%

Moderate Model
Merrill Lynch Retirement Preservation Trust	10%
Merrill Lynch U.S. Government Fund	14%
PIMCO Total Return Fund	16%
Merrill Lynch Basic Value Fund	16%
MFS Massachusetts Investors Growth Fund	14%
BlackRock Small/Mid-cap Growth Fund	6%
Hotchkis & Wiley Small Cap Value Fund	9%
Templeton Foreign Fund	8%
American EuroPacific Growth Fund	7%
100%

Aggressive Model
PIMCO Total Return Fund	5%
Merrill Lynch Basic Value Fund	20%
MFS Massachusetts Investors Growth Fund	25%
BlackRock Small/Mid-cap Growth Fund	12%
Hotchkis & Wiley Small Cap Value Fund	13%
Templeton Foreign Fund	14%
American EuroPacific Growth Fund	11%
100%

A participant may elect to invest in all of the active accounts, and may change such investment election on a daily basis.

Contributions

The Company provides for a matching contribution on the first 5% of compensation an employee elects to contribute. The Company matches 100% of the employee's first 3% of eligible compensation deferred and then 50% of the next 2% of eligible compensation deferred.

1. DESCRIPTION OF PLAN (Continued)

The Company may elect to contribute to the Plan, on behalf of each eligible participant, a discretionary profit sharing contribution determined annually by the Board of Directors of the Company. For the year ended December 31, 2005, the Company made a discretionary profit sharing contribution equal to 2% of its eligible participants' compensation. The contribution for the year ended December 31, 2005 was $3,767,216.

Participation

The Plan includes all non-bargaining unit employees of the Company, and eligible subsidiaries who have completed 90 consecutive days of employment. Eligible employees may elect to contribute through a compensation reduction feature subject to limitations established by the IRC.

The Plan permits catch-up contributions for eligible participants who are 50 years or older by the end of the calendar year and who are currently making deferral contributions.

Participant Accounts

Each participant's account is credited with (a) the participant's elective deferral contribution (b) an allocation of the individual employer matching and/or profit sharing contribution (c) forfeitures and (d) plan earnings based on the participant's account balances.

Vesting

Participants are immediately vested in their elective deferral contributions, rollover contributions and employer matching contributions, plus investment earnings thereon. A participant is 100% vested in discretionary profit sharing contributions made by the Company after five years of service. In the event of death, retirement or permanent disability, participants become 100% vested in all account balances.

Forfeitures

Upon termination, participant accounts which are less than 100% vested are forfeited. Forfeitures are allocated to eligible participants as if they were employer profit sharing contributions and are restored to participants in the event a terminated employee is rehired within a five year period.

At December 31, 2005, forfeited non-vested accounts totaled $589,420. These accounts will be allocated to participants in the future. Forfeitures allocated to participants during the year ended December 31, 2005 were $697,519.

Payment of Benefits

Benefits are payable to eligible participants upon disability, death, retirement or termination of employment.

1. DESCRIPTION OF PLAN (Continued)

Benefit payments may be made in a lump sum distribution equal to their vested account balance, a life annuity subject to joint survivor annuity rules, or an installment payout subject to certain Plan provisions. Payments must commence no later than the attainment of age 70-1/2.

Loans

Participants may borrow up to the lesser of (a) 50% of their vested account balance (b) $50,000 reduced by the greatest outstanding loan balance within the previous 12 months or (c) the amount of loan which the Trustees determine can be reasonably paid from the participants' wages. The Plan permits a maximum of 2 loans at one time. Loans are due over a minimum of 1 year and maximum of 4 1/2 years.

Plan Amendment and Termination

The Plan may be amended at any time by the Company without the signature of the Trustees, and by the Plan Administrator to comply with the Internal Revenue Code or ERISA, provided that no such amendment may deprive participants of their vested benefits.

In the event of termination of the Plan, the participant accounts would become fully vested and the assets would be distributed to participants in accordance with the terms set forth in the Plan.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

Investments

The Plan's investments in mutual funds are stated at fair value. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year end. Unrealized appreciation or depreciation resulting from market changes is added to, or subtracted from, net assets.

The Plan's investments in UniFirst Corporation are stated at market. Market being the last sale price on December 31 as reported on the New York Stock Exchange. Unrealized appreciation or depreciation resulting from market changes is added to, or subtracted from, net assets.

The Common/Collective Trust is stated at independently determined market value. Unrealized appreciation or depreciation resulting from market value changes is added to, or subtracted from, net assets.

Loans receivable carrying value approximates fair value because of the short-term nature of these financial instruments.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Purchases and sales of securities are recorded on a trade-date basis. Interest is recorded on the accrual basis as earned. Dividend income is recorded on the ex-dividend date.

The Plan invests in various securities including mutual funds, common/collective trusts and UniFirst Corporation common stock. Investment securities are exposed to various risks, such as interest rate and credit risks and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes would materially affect the amounts reported in the financial statements.

Income Taxes

The Internal Revenue Service has determined and informed the Company, by a letter dated May 20, 2003, that the Plan is designed in accordance with applicable sections of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the plan administrator and plan's tax counsel believe that the plan is currently designed and operating in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provisions for income taxes have been included in the Plan's financial statements.

Administrative Expenses

It is the current policy of the Company to assume certain administrative costs of the Plan.

3. INVESTMENTS

The following table presents investments at December 31, 2005 and 2004. Investments that represent 5% or more of the Plan's net assets are separately identified.

	2005	2004
Merrill Lynch Basic Value Fund, Inc.*	$23,539,568	$22,232,772
Merrill Lynch Retirement Preservation Trust*	22,129,145	21,151,363
Merrill Lynch Global Allocation Fund*	14,810,018	13,181,130
Merrill Lynch U.S. Government Fund*	13,494,849	12,855,473
Merrill Lynch Value Opportunities Fund*	10,932,418	10,084,865
MFS Massachusetts Investors Growth Fund	8,692,110	8,249,177
PIMCO Total Return Fund	8,560,197	7,836,179
Hotchkis & Wiley Small Cap Value Fund	8,887,277	7,201,829
Other	21,511,279	18,497,651
Total investments	$132,556,861	$121,290,439

* Represents a party-in-interest

3. INVESTMENTS (Continued)

During 2005, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in fair value, as follows:

UniFirst Corporation common stock	$457,085
Common/collective trusts	58,223
Mutual funds	17,512
Net appreciation in fair value of investments	$532,820

4. RELATED-PARTY TRANSACTIONS

Certain Plan investments are shares of mutual funds managed by Merrill Lynch. Merrill Lynch is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan during the year ended December 31, 2005 amounted to $47,400.

__________________

UNIFIRST CORPORATION PROFIT SHARING PLAN
SCHEDULE OF ASSETS HELD FOR INVESTMENT
DECEMBER 31, 2005

	DESCRIPTION OF INVESTMENT	CURRENT
IDENTITY OF ISSUER/BORROWER	INCLUDING INTEREST RATES	VALUE
Merrill Lynch Retirement Preservation Trust*	Common/Collective Trust	$22,129,145
Merrill Lynch Equity Index Trust I*	Common/Collective Trust	1,279,483
UniFirst Corporation*	Common Stock	4,938,150
Merrill Lynch Basic Value Fund*	Mutual Fund	23,539,568
Merrill Lynch Global Allocation Fund*	Mutual Fund	14,810,018
Merrill Lynch U.S. Government Fund*	Mutual Fund	13,494,849
Merrill Lynch Value Opportunities Fund*	Mutual Fund	10,932,418
Hotchkis & Wiley Small Cap Value Fund	Mutual Fund	8,887,277
MFS Massachusetts Investors Growth Fund	Mutual Fund	8,692,110
PIMCO Total Return Fund	Mutual Fund	8,560,197
Templeton Foreign Fund	Mutual Fund	4,921,878
American EuroPacific Growth Fund	Mutual Fund	4,063,060
BlackRock Small/Mid-cap Growth Fund	Mutual Fund	3,294,924
Davis New York Venture Fund	Mutual Fund	3,013,785
	Subtotal	132,556,861
Participant Loans	5.25% - 11.0%	6,482,240
Cash Fund	Cash Account	46,462
	Total	$139,085,563
*Represents a party-in-interest